Exhibit 99.1

Qunar Reports Second Quarter 2015 Financial Results

Revenue growth accelerated to 120%

BEIJING, August 24, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Highlights for the Second Quarter of 2015

•                  Total revenues for the second quarter of 2015 were RMB881.0 million (US$142.1 million), an increase of 120.0% year-on-year.

•                  Gross profit for the second quarter of 2015 were RMB634.1 million (US$102.3 million), an increase of 115.1% year-on-year.

•                  Mobile revenues for the second quarter of 2015 were RMB600.1 million (US$96.8 million), an increase of 321.7% year-on-year, representing 68.1% of total revenues, compared to 35.5% in the corresponding period of 2014.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the second quarter of 2015 were 28.1 million and 17.8 million, respectively, an increase of 46.9% and 145.2% year-on-year.

“Qunar’s year-on-year revenue growth reached 120% in Q2, the fifth consecutive quarter of over 100% growth. Momentum continued to be very strong across business lines,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “The solid results reflect the ongoing progress of our key initiatives, most notably in the areas of growing our mobile user base and expanding our hotel direct business, with mobile revenues up 322% year-on-year and hotel volume up 145% year-on-year in Q2.”

“We are proud of the strong returns generated from our investment in mobile and in building our hotel supply chain, and are particularly encouraged by the results of the offline campaign we started in Q2,” said Yilu Zhao, chief financial officer of Qunar. “Our Q2 results exceeded previous guidance for both revenue and operating margin.  We will continue to execute on our ROI-driven growth strategy and look forward to further fortifying Qunar’s position as the leading mobile and online travel platform in China.”

Second Quarter 2015 Financial Results

Total revenues for the second quarter of 2015 were RMB881.0 million (US$142.1 million), after deducting cash discounts and rebates from the coupon programs in the amount of RMB192.9 million (US$31.1 million), an increase of 120.0% year-on-year and 31.3% quarter-on-quarter.

Mobile revenues for the second quarter of 2015 were RMB600.1 million (US$96.8 million), an increase of 321.7% year-on-year, representing 68.1% of total revenues.

Flight and flight related revenues for the second quarter of 2015 were RMB517.0 million (US$83.4 million), an increase of 85.0% year-on-year and 13.1% quarter-on-quarter. Year-on-year flight and flight related revenue growth was primarily due to a 46.9% increase in TEFT and a 25.9% increase in revenue per ticket.

Accommodation reservation revenues were RMB258.9 million (US$41.8million), an increase of 261.8% year-on-year and 101.8% quarter-on-quarter. Year-on-year accommodation reservation revenue growth was primarily due to a 145.2% increase in TEHR and 47.6% increase in revenue per room night.

Gross profit for the second quarter of 2015 was RMB634.1 million (US$102.3 million), an increase of 115.1% year-on-year. Gross margin for the second quarter of 2015 was 72.0%, compared to 73.6% for the corresponding period of 2014 and 73.1% for the first quarter of 2015. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues.

Product development expenses for the second quarter of 2015 were RMB350.8 million (US$56.6 million), an increase of 93.2% year-on-year, primarily due to an increase over the same period last year in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB330.5 million (US$53.3 million), an increase of 97.3% year-on-year, and accounted for 37.5% of total revenues, compared to 41.8% for the corresponding period of 2014 and 39.9% for the first quarter of 2015.

Product sourcing expenses for the second quarter of 2015 were RMB134.5 million (US$21.7 million), an increase of 98.8% year-on-year, primarily due to an increase over the same period last year in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB132.4 million (US$21.4 million), an increase of 95.7% year-on-year, and accounted for 15.0% of total revenues, compared to 16.9% for the corresponding period of 2014 and 18.4% for the first quarter of 2015.

Sales and marketing expenses for the second quarter of 2015 were RMB702.7million (US$113.3 million), an increase of 226.8% year-on-year, primarily due to stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser degree an increase in online marketing expenses as well as salary and welfare expenses as a result of increased headcount. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB694.7 million (US$112.0 million), an increase of 228.0% year-on-year, and accounted for 78.9% of total revenues, compared to 52.9% for the corresponding period of 2014 and 47.7% for the first quarter of 2015.

General and administrative expenses for the second quarter of 2015 were RMB134.4 million (US$21.7 million), an increase of 20.2% year-on-year, primarily due to an increase in salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB88.0 million (US$14.2 million), an increase of 65.7% year-on-year, and accounted for 10.0% of total revenues, compared to 13.3% for the corresponding period of 2014 and 10.5% for the first quarter of 2015.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the second quarter of 2015 were RMB6.9 million (US$1.1 million), a decrease of 95.3% year-on-year. The decrease was primarily due to the termination of Baidu Zhixin Cooperation in the second quarter of 2015.

Operating loss for the second quarter of 2015 was RMB695.2 million (US$112.1 million), compared to RMB429.0 million in the corresponding period of 2014 and RMB411.2 million in the first quarter of 2015.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB76.8 million (US$12.4 million) and online marketing expenses from the Zhixin Cooperation Agreement of RMB6.9 million (US$1.1 million), was RMB611.5 million (US$98.6 million) for the second quarter of 2015. Operating margin (non-GAAP) for the second quarter of 2015 was negative 69.4%, compared to negative 50.9% in the corresponding period of 2014 and negative 43.4% in the first quarter of 2015. The year-on-year increase in operating loss was mainly attributable to an ROI-driven, aggressive marketing strategy, and continued investment in product development and product sourcing to accelerate rapid market share gains, especially development of the Company’s hotel direct business.

Fair value change in warrant liability for the second quarter of 2015 was RMB109.8 million (US$17.7 million), compared to nil in the corresponding period and RMB288.2 million in the first quarter of 2015. Fair value change in warrant liability represents changes in the fair value of the first tranche of Baidu warrants vested on January 15, 2015. Such warrants were continuously accounted for as a liability until Baidu exercised the warrants in early June 2015. There was no such fair value change in the corresponding period of 2014.

Net loss attributable to Qunar’s shareholders for the second quarter of 2015 was RMB815.7 million (US$131.6 million), compared to RMB421.6 million in the corresponding period of 2014 and RMB701.2million in the first quarter of 2015. The increase in net loss was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for the second quarter of 2015 was RMB6.66 (US$1.08).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB76.8 million (US$12.4 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB6.9 million (US$1.1 million) and fair value change in warrant liability of RMB109.8 million (US$17.7 million), for the second quarter of 2015 was RMB623.8 million (US$100.6 million), compared to adjusted net loss of RMB196.5 million in the corresponding period of 2014 and adjusted net loss of RMB293.4 million in the first quarter of 2015.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB76.8 million (US$12.4 million), online marketing expenses from the Zhixin Cooperation Agreement of RMB6.9 million (US$1.1 million), fair value change in warrant liability of RMB109.8 million (US$17.7 million), for the second quarter of 2015 was negative RMB575.3 million (US$92.8 million), compared to negative RMB183.2 million in the corresponding period of 2014 and negative RMB262.5 million in the first quarter of 2015.

Qunar entered into a US$300 million revolving credit facility agreement with Baidu on February 27, 2014. The agreement has a term of three years and any drawdown bears an annual interest rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar may repay the outstanding debt obligation at maturity either by cash or by our shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507 million and RMB627 million, respectively, from Baidu according to the revolving credit facility agreement with the plan to use the funds for the Company’s operational and investment needs.

Qunar issued a 2% senior unsecured convertible notes with a conversion price of $55 per ADS in the amount of US$500 million on June 17 2015. Qunar also offered 6,842,106 American Depositary Shares through a public offering priced at US$47.50 per ADS on June 5, 2015.

As of June 30, 2015, Qunar had cash and cash equivalents, restricted cash, funds receivables and short-term investment of RMB6,411.1 million (US$1,034.1 million).

As of June 30, 2015, Qunar had 224,299,179 Class A ordinary shares and 168,520,421 Class B ordinary shares outstanding.

Business Outlook

For the third quarter of 2015, Qunar expects year-on-year revenue growth in the estimated range of 140% to 145% and year-on-year growth of gross profit in the estimated range of 105% to 110%. These forecasts reflect Qunar’s current and preliminary view based on current market and operating conditions, which is subject to change, and such change may be material.

Conference Call

Qunar’s management will hold an earnings conference call at 9:00 PM on August 24, 2015, U.S. Eastern Time (9:00 AM on August 25, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Passcode for all regions: 7926265

A replay of the conference call may be accessed by phone at the following number until August 31, 2015:

International:	+61-2-9641-7900
Passcode:	7926265

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, online marketing expenses from the Zhixin Cooperation Agreement and fair value change in warrant liability. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on June 30, 2015, which was RMB6.2000 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	June 30	June 30
	2014	2015	2015
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	812,972	5,130,171	827,447
Restricted cash	236,929	534,151	86,153
Funds receivable	413,084	498,467	80,398
Short-term investments	—	248,343	40,055
Accounts receivable, net	165,404	289,077	46,625
Due from related parties	39,951	319,232	51,489
Prepayments and other current assets	259,734	393,712	63,502
Deferred tax assets, current	22,859	33,959	5,477
Total current assets	1,950,933	7,447,112	1,201,146

Non-current assets:
Property and equipment, net	149,307	176,613	28,486
Intangible assets,net	2,849	13,180	2,126
Goodwill	—	10,755	1,735
Long-term investments,net	103,175	543,935	87,732
Other non-current assets	61,453	78,924	12,730
Total non-current assets	316,784	823,407	132,809

Total assets	2,267,717	8,270,519	1,333,955

LIABILITIES AND (DEFICIT) EQUITY

Current liabilities:
Customer advances and deposits	258,992	329,995	53,225
Due to related parties	6,305	1,193,928	192,569
Accounts payable	19,813	36,479	5,884
Salaries and welfare payable	201,433	266,184	42,933
Income tax payable	22,821	32,754	5,283
Accrued expenses and other current liabilities	1,155,547	1,754,963	283,059
Warrant liability	701,776	—	—
Total current liabilities	2,366,687	3,614,303	582,953

Non-current liabilities:
Deferred tax liability, non-current	—	1,363	220
Long-term Debt	—	2,494,294	402,305
Non-current liabilities	71,616	78,230	12,618
Total non-current liabilities	71,616	2,573,887	415,143

Total liabilities	2,438,303	6,188,190	998,096

(Deficit) equity:
Class A ordinary shares	1,426	1,426	230
Class B ordinary shares	831	1,043	168
Additional paid-in capital	2,069,313	5,827,232	939,876
Accumulated other comprehensive income	4,163	5,542	894
Accumulated deficit	(2,246,319)	(3,763,239)	(606,974)
Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity	(170,586)	2,072,004	334,194

Noncontrolling Interests	—	10,325	1,665

Total (deficit) equity	(170,586)	2,082,329	335,859

Total liabilities and (deficit) equity	2,267,717	8,270,519	1,333,955

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues(*)
Flight and flight related	279,373	457,266	516,974	83,383
Accommodation reservation	71,549	128,288	258,865	41,752
Display advertising services	21,221	21,135	25,931	4,182
Other services	28,255	64,387	79,192	12,773
Total revenues	400,398	671,076	880,962	142,090
Cost of Revenues	(105,653)	(180,547)	(246,909)	(39,824)
Gross profit	294,745	490,529	634,053	102,266
Operating expenses:
Product developments (Note 1)	(181,584)	(287,117)	(350,790)	(56,579)
Product sourcing (Note 1)	(67,665)	(124,352)	(134,527)	(21,698)
Sales and marketing (Note 1)	(215,012)	(327,855)	(702,675)	(113,335)
General and administrative (Note 1)	(111,795)	(132,061)	(134,391)	(21,676)
Online marketing expense for Baidu Zhixin Cooperation	(147,642)	(30,295)	(6,883)	(1,110)
Operating loss	(428,953)	(411,151)	(695,213)	(112,132)
Interest income(expenses), net	9,642	521	(11,948)	(1,927)
Foreign exchange loss, net	(308)	(958)	(1,289)	(208)
Other income, net	1,591	1,943	4,895	790
Fair value change in warrant liability	—	(288,226)	(109,761)	(17,703)
Loss before income taxes	(418,028)	(697,871)	(813,316)	(131,180)
Income tax expense	(3,591)	(3,878)	(3,194)	(515)
Equity in loss of affiliated companies,net of tax	—	—	(693)	(112)
Net loss	(421,619)	(701,749)	(817,203)	(131,807)

Net loss attributable to noncontrolling interests	—	516	1,516	245

Net loss attributable to Qunar Cayman Islands Limited	(421,619)	(701,233)	(815,687)	(131,562)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(1.20)	(1.95)	(2.22)	(0.36)
Net loss per ordinary share—diluted	(1.20)	(1.95)	(2.22)	(0.36)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(3.60)	(5.85)	(6.66)	(1.08)
Net loss per ADS—diluted	(3.60)	(5.85)	(6.66)	(1.08)

Weighted average number of ordinary shares:
Class A ordinary shares
Basic	274,644,550	224,299,179	224,299,179	224,299,179
Diluted	274,644,550	224,299,179	224,299,179	224,299,179

Class B ordinary shares
Basic	75,723,943	134,557,237	143,459,651	143,459,651
Diluted	350,368,493	358,856,416	367,758,830	367,758,830

Note 1: Includes share-based compensation expenses as follows:
Product developments	14,133	19,620	20,339	3,280
Product sourcing	26	1,044	2,128	343
Sales and marketing	3,204	7,699	7,974	1,286
General and administrative	58,663	61,510	46,363	7,479
Total share-based compensation expenses	76,026	89,873	76,804	12,388

* Starting from January 2015, we present our revenus by primary business lines of flight and flight related, accommodation reservation, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(421,619)	(701,749)	(817,203)	(131,807)
Add:
Share-based compensation expenses	76,026	89,873	76,804	12,388
Non-cash expenses relating to free user traffic contributed by Baidu	1,490	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	147,642	30,295	6,883	1,110
Fair Value change in warrant liability	—	288,226	109,761	17,703
Adjusted net loss (non-GAAP)(*)	(196,461)	(293,355)	(623,755)	(100,606)
Add:
Income tax expense	3,591	3,878	3,194	515
Depreciation and amortization	9,692	25,516	28,336	4,570
Interest expense	—	1,420	16,888	2,724
Adjusted EBITDA (non-GAAP) (**)	(183,178)	(262,541)	(575,337)	(92,797)

Operating loss	(428,953)	(411,151)	(695,213)	(112,132)
Add:
Share-based compensation expenses	76,026	89,873	76,804	12,388
Non-cash expenses relating to free user traffic contributed by Baidu	1,490	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	147,642	30,295	6,883	1,110
Adjusted operating loss(non-GAAP)(***)	(203,795)	(290,983)	(611,526)	(98,634)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.